UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)

Regencell Bioscience Holdings Limited

(Name of Issuer)

Ordinary Shares, $0.00001 Par Value

(Title of Class of Securities)

G7487R100

(CUSIP Number)

Yat-Gai Au

11/F First Commercial Building

33-35 Leighton Road

Causeway Bay, Hong Kong

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 25, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: G7487R100

1	NAME OF REPORTING PERSON: Regencell (BVI) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,561,594 Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,561,594 Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,561,594 Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 81.2%
14	TYPE OF REPORTING PERSON CO

CUSIP Number: G7487R100

1	NAME OF REPORTING PERSON: Yat-Gai Au
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,561,594 Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,561,594 Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,561,594 Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 81.2%
14	TYPE OF REPORTING PERSON IN

CUSIP Number: G7487R100

This Amendment No. 5 to Schedule 13D (this “Amendment No. 5”) amends and supplements the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) on July 27, 2021 (as amended to date, the “Schedule 13D”) by Mr. Yat-Gai Au, a Hong Kong citizen, and Regencell (BVI) Limited., a limited liability company organized in British Virgin Islands (“Regencell (BVI) Limited,” and together with Mr. Yat-Gai Au, the “Reporting Persons”), with respect to the ordinary shares of Regencell Bioscience Holdings Limited (the “Company” or “Issuer”), with par value $0.00001 per share (the “Ordinary Shares”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following at the end of Item 3:

Between June 7, 2022 and July 25, 2022, Regencell (BVI) Limited acquired a total of another 22,435 Ordinary Shares from open market purchases at an aggregate price of $885,815. Regencell (BVI) Limited used Mr. Yat-Gai Au’s personal funds to effect these purchases of Ordinary Shares.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety with the following:

(a)-(b) The responses to Items 7 to 13 of each of the cover page of this Amendment No. 5 for the Reporting Persons are incorporated herein by reference.

Percentage is calculated based on the 13,012,866 ordinary shares of the Issuer issued and outstanding as of July 26, 2022, information provided by the Issuer.

Mr. Yat-Gai Au is the sole director and sole shareholder of Regencell (BVI) Limited and may be deemed to beneficially own the securities held by Regencell (BVI) Limited.

Except as set forth in this Item 5(a) and (b), to the knowledge of the Reporting Persons, none of the persons identified in Item 2 to Schedule 13D beneficially owns any Ordinary Shares of the Issuer.

(c) Between June 7, 2022 and July 25, 2022, Regencell (BVI) Limited acquired an aggregate of another 22,435 Ordinary Shares at share prices between $29.2100 and $44.9223 from open market purchases, all of which were purchased during the past sixty (60) days of the date of this Amendment No. 5. Details of the transactions are set forth below. The Reporting Persons undertake to provide, upon request by the staff of the SEC, full information regarding the number of Ordinary Shares purchased at each separate price for these transactions.

Date	Number of Ordinary Shares Purchased	Average Daily Price per Share
June 7, 2022	1,439	$38.2380
June 8, 2022	1,546	$41.1858
June 9, 2022	1,270	$42.6439
June 10, 2022	2,104	$43.9703
June 13, 2022	200	$42.7500
June 14, 2022	700	$44.7771
June 16, 2022	2,052	$44.9223
June 17, 2022	1,428	$44.5158
June 21, 2022	100	$42.4900
June 22, 2022	2,242	$37.2231
June 23, 2022	800	$34.2575
June 24, 2022	1,554	$31.7374

CUSIP Number: G7487R100

Date	Number of Ordinary Shares Purchased	Average Daily Price per Share
June 27, 2022	492	$30.2864
June 28,2022	100	$29.2100
June 29, 2022	100	$30.5200
July 6, 2022	150	$37.0000
July 7, 2022	32	$38.0000
July 8, 2022	363	$37.9994
July 11, 2022	100	$38.0000
July 12, 2022	605	$39.5221
July 13, 2022	300	$39.0135
July 14, 2022	2,740	$38.2136
July 15, 2022	200	$38.4100
July 18, 2022	800	$38.2200
July 19, 2022	100	$39.2000
July 20, 2022	400	$37.7000
July 21, 2022	200	$34.9500
July 25, 2022	318	$33.2452

Except as disclosed in Items 3, 4 and 5 of the Schedule 13D, no transactions in the Ordinary Shares were effected during the past sixty (60) days by the Reporting Persons, or to the knowledge of the Reporting Persons, any persons identified in Item 2 to Schedule 13D.

(d) None.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: July 26, 2022

Regencell (BVI) Limited

By:	/s/ Yat-Gai Au
Name:	Yat-Gai Au
Title:	Sole Director

/s/ Yat-Gai Au
Name: Yat-Gai Au

[Signature Page to Schedule 13D/A]